FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 12, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 28 February 2023 (official registry number 1784), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, that it has carried out the following transactions over its own shares between 30 March and 11 April 2023 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
30/03/2023	SAN	Purchase	XMAD	5,699,014	3.4520
30/03/2023	SAN	Purchase	CEUX	2,446,793	3.4569
30/03/2023	SAN	Purchase	TQEX	354,193	3.4567
31/03/2023	SAN	Purchase	XMAD	8,787,395	3.4412
31/03/2023	SAN	Purchase	CEUX	1,440,243	3.4421
31/03/2023	SAN	Purchase	TQEX	272,362	3.4411
03/04/2023	SAN	Purchase	XMAD	6,028,384	3.4629
03/04/2023	SAN	Purchase	CEUX	840,693	3.4656
03/04/2023	SAN	Purchase	TQEX	130,923	3.4609
04/04/2023	SAN	Purchase	XMAD	5,748,455	3.4681
04/04/2023	SAN	Purchase	CEUX	841,688	3.4715
04/04/2023	SAN	Purchase	TQEX	109,857	3.4725
05/04/2023	SAN	Purchase	XMAD	4,023,270	3.4071
05/04/2023	SAN	Purchase	CEUX	423,550	3.4105
05/04/2023	SAN	Purchase	TQEX	53,180	3.4095
06/04/2023	SAN	Purchase	XMAD	1,989,237	3.4758
06/04/2023	SAN	Purchase	CEUX	282,212	3.4873
06/04/2023	SAN	Purchase	TQEX	128,551	3.4947
11/04/2023	SAN	Purchase	XMAD	4,949,426	3.4693
11/04/2023	SAN	Purchase	CEUX	1,152,194	3.4448
11/04/2023	SAN	Purchase	TQEX	248,041	3.4448
			TOTAL	45,949,661

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 12 April 2023

ANNEX I

Detailed informationon each of the transactions carried out within the context of the Buy-back Programme between 30/03/2023 and 11/04/2023 (both inclusive) (https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-30-mar-a-11-abr.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 12, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance